NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Benjamin A. Barnhill (Admitted in DC & SC) T 864.373.2246 F 864.373.2359 ben.barnhill@nelsonmullins.com	2 W Washington Street | Fourth Floor Greenville, SC 29601 T 864.373.2300 F 864.373.2925 nelsonmullins.com

May 7, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn.: Ben Phippen/Amit Pande

100 F St NE

Washington DC 20549

Re:	GrandSouth Bancorporation
Registration Statement on Form 10-12G
Filed on March 30, 2021
File No. 000-31397

Gentlemen:

Set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) as set forth in its comment letter dated April 26, 2021 relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”).

Registration Statement on Form 10-12G

General

1.	Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: The Company confirms its understanding that the Registration Statement would become automatically effective 60 days after filing and thereafter the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934. However, as we have discussed with the Staff via telephone conversations on May 4 and 6, 2021, we intend to file an amended Registration Statement responding to the comment below and then request for acceleration of effectiveness of the Registration Statement to May 14, 2021.

California | Colorado | District of Columbia | Florida | Georgia | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

United States Securities and Exchange Commission

May 7, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Results of Operations, page 62

2.	We note your quantitative segment information beginning on page 120, which specifies that the Carbucks segment contributes a significant amount of net interest income, noninterest expense and net income despite holding a much smaller proportion of total consolidated assets compared to the Core Bank segment. Given that each of your segments represent a significant portion of your revenues and expenses, and considering the disproportionate impact of each of the segments to the balance sheet versus the income statement, a narrative analysis of your results of operations by segment would be meaningful to investors. Please revise your MD&A section to discuss and analyze your results of operations for each segment. Your revised disclosures should adequately describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Refer to Item 303(a) of Regulation S-K.

Response: Please see the updated disclosure responding to this comment attached hereto in blackline format. We appreciate the Staff’s review of this updated disclosure, which the Company will include, subject to any further comments from the Staff, in its amended Registration Statement.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (864) 373-2246 if you have any other questions or concerns regarding this matter.

Very truly yours,

Benjamin A. Barnhill

cc: Mason Y. Garrett, CEO, GrandSouth Bancorporation

Discussion of Results of Operation

Like most financial institutions, net interest income is our primary source of revenue. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest incurred on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the relative mix of interest-earning assets and interest-bearing liabilities, the ratio of interest-earning assets to total assets and of interest-bearing liabilities to total funding sources, and movements in market interest rates. Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of nonearning assets, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction. Our asset and liability management committee (“ALCO”) seeks to manage interest rate risk under a variety of rate environments by structuring our balance sheet and off-balance sheet positions.

Average Balances and Net Interest Income Analysis

The following table sets forth the average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets on a tax-equivalent basis, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average tax-equivalent yields and cost for the periods indicated. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2020			2019			2018
(In thousands, fully taxable equivalent)	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate

Interest-earning assets:
Loans - Core Bank(1)	$733,894	$32,024	5.36%	$613,709	$31,049	5.06%	$528,973	$24,906	4.71%
Loans - Carbucks(2)	$76,031	$16,555	21.77%	$83,708	$18,671	22.30%	$77,344	$17,390	22.48%
Investments - taxable	79,589	1,223	1.54%	45,186	1,058	2.34%	26,767	589	2.20%
Investment tax exempt(3)	8,702	252	2.90%	4,081	144	3.54%	3,755	128	3.41%
Federal funds sold and other interest earning deposits	38,781	113	0.29%	68,412	1,376	2.01%	42,036	630	1.50%
Other investments, at cost	8,465	216	2.55%	12,698	303	2.39%	16,030	353	2.20%

Total interest-earning assets	945,462	50,383	5.33%	827,794	52,601	6.35%	694,905	43,996	6.33%

Noninterest-earning assets	34,982			32,140			24,053

Total assets	$980,444			$859,934			$718,958

Interest-bearing liabilities:
Savings accounts	$8,179	$8	0.10%	$5,536	$7	0.13%	$4,512	$6	0.14%
Time deposits	332,453	5,416	1.63%	369,194	8,247	2.23%	288,670	4,988	1.73%
Money market accounts	306,694	1,915	0.62%	243,999	3,568	1.46%	236,582	3,045	1.29%
Interest bearing transaction accounts	33,644	75	0.22%	20,918	25	1.20%	11,580	10	0.09%
Total interest bearing deposits	680,970	7,414	1.09%	639,647	11,847	1.85%	541,344	8,049	1.49%

FHLB advances	16,691	161	0.96%	4,123	102	2.48%	10,151	228	2.25%
Junior subordinated debentures	20,466	1,035	5.06%	18,067	1,056	5.84%	9,295	408	4.39%
Other borrowings	454	7	1.64%	—	—	0%	600	30	5.00%

Total interest-bearing liabilities	718,581	8,617	1.20%	661,837	13,005	1.96%	561,390	8,715	1.55%

Noninterest-bearing deposits	175,871			122,879			100,085

Other non interest bearing liabilities	4,393			4,799			3,548

Total liabilities	898,845			789,515			665,023
Total equity	81,599			70,419			53,935

Total liabilities and equity	$980,444			$859,934			$718,958

Tax-equivalent net interest income		$41,766			$39,596			$35,281

Net interest-earning assets(4)	$226,880			$165,957			$133,515

Average interest-earning assets to interest-bearing liabilities	131.57%			125.08%			123.78%

Tax-equivalent net interest rate spread(5)			4.13%			4.39%			4.78%
Tax-equivalent net interest margin(6)			4.42%			4.78%			5.08%

(1)	Core Bank is Grandsouth’s primary business that provides traditional deposit and lending products to commercial and retail banking clients.
(2)	Carbucks is Grandsouth’s division that provides specialty floor plan lending to small automobile dealers in over 20 states.
(3)	Tax exempt loans and investments are calculated giving effect to a 21% federal tax rate, or $52,000, $30,000, and $10,000 for the years ended December 31, 2020, 2019, and 2018, respectively.
(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5)	Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6)	Tax-equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to change in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the absolute values of changes due to rate and the changes due to volume.

	For the Year Ended December 31, 2020			For the Year Ended December 31, 2019
	Compared to the Year Ended December 31, 2019			Compared to the Year Ended December 31, 2018
	Increase (decrease) due to:			Increase (decrease) due to:
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans - Core Bank(1)	$5,589	$(4,614)	$975	$4,192	$1,951	$6,143
Loans - Carbucks(1)	(1,680)	(460)	(2,116)	1,420	(139)	1,281
Investment - taxable	615	(450)	165	430	39	469
Investments - tax exempt(2)	139	(31)	108	11	5	16
Interest-earning deposits	(425)	(838)	(1,263)	483	263	746
Other investments, at cost	(106)	19	(87)	(78)	28	(50)
Total interest-earning assets	4,132	(6,350)	(2,218)	6,458	2,147	8,605

Interest-bearing liabilities:
Savings accounts	3	(2)	1	1	—	1
Time deposits	(760)	(2,071)	(2,831)	1,590	1,669	3,259
Money market accounts	754	(2,407)	(1,653)	97	426	523
Interest bearing transaction accounts	21	29	50	11	4	15
FHLB advances	153	(94)	59	(147)	21	(126)
Junior subordinated debentures	130	(151)	(21)	479	169	648
Other borrowings	7	—	7	(30)	—	(30)
Total interest-bearing liabilities	308	(4,696)	(4,388)	2,001	2,289	4,290
Change in tax-equivalent net interest income	$3,824	$(1,654)	$2,170	$4,457	$(142)	$4,315

(1)	Nonaccrual loans are included in the above analysis.
(2)	Interest income on tax exempt loans and investments are adjusted for based on a 21% federal tax rate.

Comparison of Years Ended December 31, 2020 and 2019.

General. Net income for the year ended December 31, 2020 was $8.6 million, compared to $8.1 million for 2019. The increase in net income was primarily the result of increases in net interest income and noninterest income of $2.1 million and $0.8 million, respectively, partially offset by increases in the provision for loan losses and noninterest expense totaling $0.3 million and $2.1 million, respectively.

Net Interest Income. Net interest income increased $2.1 million, or 5.4%, to $41.7 million for the year ended December 31, 2020, compared to $39.6 million for 2019. The increase in net interest income was primarily due to a $112.5 million increase in average loans, a $39.0 million increase in average investments, both taxable and tax exempt and decreases in costs on our average time deposits and money market accounts, partially offset by the decline in yields on our loans and investments during the period and a $56.7 million increase in our average interest-bearing liabilities.

Our tax-equivalent net interest margin was 4.42% for the year ended December 31, 2020, compared to 4.78% for 2019, a decrease of 36 basis points. The decrease in net interest margin was primarily attributable to interest rate reductions which impacted loans, investments, and interest-earning deposits in the year ended December 31, 2020, partially offset by the impact of these interest rate reductions on our cost of funds. In addition, average PPP loans for the year ended December 31, 2020 totaled $24.8 million, which resulted in a reduction to our tax-equivalent net interest margin of 9 basis points as these loans were issued at a 1.0% interest rate, plus origination fees, net of costs.

Provision for Loan Losses. We recorded a provision for loan losses for the year ended December 31, 2020 of $3.1 million due to organic loan growth and certain qualitative adjustments in response to the COVID-19 pandemic, compared to a $2.8 million provision for loan losses for 2019. We are experiencing continued stabilization in asset quality, low charge-off amounts, and a continued decline in the historical loss rates used in our allowance for loan losses model. However, in light of the COVID-19 pandemic, there is a risk that loss rates could increase.

Noninterest Income

The following table summarizes the components of noninterest income and the corresponding changes between the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019	Change
Service charges on deposit accounts	$983	$910	$73
Gain on sale of investment securities available for sale	392	13	379
BOLI	414	144	270
Net gain on sale of premises and equipment	14	49	(35)
Other	749	670	79
Total noninterest income	$2,552	$1,786	$766

Our noninterest income increased $0.8 million to $2.6 million in the year ended December 31, 2020, compared to 2019. This increase was driven by a $0.4 million increase in gains on the sale of investment securities available for sale, primarily due to decreased interest rates that provided favorable market conditions for sales, and a $0.3 million increase in BOLI, resulting from the purchase of $8.0 million in policies in the fourth quarter of 2019.

Noninterest Expense

The following table summarizes the components of noninterest expense and the corresponding change between the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019	Change
Compensation and employee benefits	$20,371	$18,033	$2,338
Net occupancy	2,186	2,211	(25)
Federal deposit insurance	522	276	246
Professional and advisory	1,328	2,222	(894)
Data processing	1,880	1,654	226
Marketing and advertising	163	285	(122)
Net cost of operation of REO	371	(112)	483
Other	3,225	3,389	(164)
Total noninterest expenses	$30,046	$27,958	$2,088

Our noninterest expense increased $2.1 million to $30.0 million in the year ended December 31, 2020, compared 2019. Compensation and employee benefits increased $2.3 million, or 13.0%, for the year ended December 31, 2020 as compared to 2019. The increase is primarily related to increased full-time equivalent employees, annual raises and increases in employee benefits, incentives and commissions.

Federal deposit insurance premiums increased $0.2 million for the year ended December 31, 2020, compared to 2019, primarily due to higher deposit balances and assessment credits received in 2019 related to the FDIC deposit insurance reserve excess.

Professional and advisory expenses decreased $0.9 million for the year ended December 31, 2020, compared to 2019, primarily as a result of the settlement of litigation in 2019.

Data processing expenses increased $0.2 million for the year ended December 31, 2020, compared to 2019, primarily due to an increased number of accounts and transactions.

Marketing and advertising decreased $0.1 million for the year ended December 31, 2020, compared to 2019, primarily due to rate promotions offered in 2019 that were not repeated in 2020.

Net cost of operation of REO increased $0.5 million for the year ended December 31, 2020, compared to 2019, primarily due to valuation adjustments for updated appraisals or sales contract amounts.

Other noninterest expense decreased $0.2 million for the year ended December 31, 2020, compared to 2019, primarily as the result of reduced loan-related expenses.

Income Taxes

Income tax expense totaled $2.5 million for the year ended December 31, 2020 compared to $2.6 million for 2019. Income tax expense for the years ending December 31, 2020 and 2019 benefited from tax-exempt income related to municipal bond investments and BOLI income resulting in effective tax rates of 22.4% and 24.1%, respectively. The decrease in the effective tax rate is primarily attributable to higher BOLI tax-exempt income due to $10.0 million of additional policies purchased in the fourth quarter of 2019.

We continue to have unutilized net operating losses for state income tax purposes and do not have a material current tax receivable or liability.

Discussion of Segment Results

See Note 20, “Reportable Segments” in notes to the consolidated financial statements included under Item 13 – “Financial Statements and Supplementary Data” for additional disclosures related to our reportable business segments. Fluctuations in noninterest income and noninterest expense incurred directly by the segments are more fully discussed in the “Noninterest income” and “Noninterest expense” sections above.

	As of and for the year ended December 31, 2020				As of and for the year ended December 31, 2019
(In thousands)	Core Bank	Carbucks	Other	Total	Core Bank	Carbucks	Other	Total
Interest income	$32,346	$16,555	$1,430	$50,331	$32,299	$18,967	$1,305	$52,571
Interest expense	5,920	1,662	1,035	8,617	8,702	3,247	1,056	13,005
Net interest income	26,426	14,893	395	41,714	23,597	15,720	249	39,566
Provision for loan losses	2,087	986	—	3,073	885	1,883	—	2,768
Noninterest income	1,578	167	807	2,552	1,582	47	157	1,786
Noninterest expense	20,376	9,613	57	30,046	17,756	10,149	53	27,958
Net income before taxes	5,541	4,461	1,145	11,147	6,538	3,735	353	10,626
Income tax expense	1,243	1,001	258	2,502	1,577	901	84	2,562
Net income	$4,298	$3,460	$887	$8,645	$4,961	$2,834	$269	$8,064

Total loans	$795,526	$83,019	$—	$878,545	$669,502	$86,887	$—	$756,389
Total assets	$881,150	$82,567	$126,062	$1,089,779	$735,937	$87,109	$88,599	$911,645

Comparison of Years Ended December 31, 2020 and 2019.

Core Bank

Core Bank consists of commercial and consumer lending and full-service branches in its geographic region with its own management team. The branches provide a full range of traditional banking products as well as treasury services and merchant services.

Core Bank net income declined $0.7 million to $4.3 million for the year ended December 31, 2020 compared to $5.0 million for the same period in 2019. Net interest income increased $2.8 million to $26.4 million for the year ended December 31, 2020 from $23.6 million for the same period a year ago primarily due to reduced funding costs. Provision for loan losses increased $1.2 million for the year ended December 31, 2020 compared to 2019 due to organic growth and uncertainly related to the COVID-19 pandemic. Noninterest expense increased $2.6 million to $20.4 million for the 2020 period compared to $17.8 million for the same period in 2019 due to the increases in personnel expense, FDIC deposit insurance, data processing and OREO costs partially offset by the previously discussed litigation settlement in 2019.

Carbucks

Carbucks provides specialty floor plan inventory financing for more than 1,500 small automobile dealers in over 20 states. Credit lines are established for each approved dealer using Board approved underwriting guidelines. Advances and repayments on credit lines averaging $0.1 million are vehicle specific. The inventory typically consists of over 11,000 floored used vehicles with an average price of $6,000 per unit, generally has an average 60-day turnover, and generates approximately $200 in financing fees per vehicle which is included in loan interest income.

Carbucks net income increased $0.7 million to $3.5 million for the year ended December 31, 2020 compared to $2.8 million for the same period in 2019. Net interest income decreased $0.8 million to $14.9 million for the year ended December 31, 2020 from $15.7 million for the same period a year ago primarily due to reduced fees related to declines in inventory as a result of COVID-19 related mandates and supply shortages. Provision for loan losses decreased $0.9 million for the year ended December 31, 2020 compared to 2019 due to reduced inventory levels related to the COVID-19 pandemic. Noninterest expense decreased $0.5 million to $9.6 million for the 2020 period compared to $10.1 million for the same period in 2019 due primarily to decreased fees related to collateral verification as a result of COVID-19 related reduced inventory.

Other

Other includes parent company transactions, investment securities portfolio, bank-owned life insurance (“BOLI”), net intercompany eliminations, and certain other activities not currently allocated to the aforementioned segments.

Other net income increased $0.6 million to $0.9 million for the year ended December 31, 2020 compared to $0.3 million for the same period in 2019 primarily due to gains on sale of investment securities available for sale and increased BOLI income related to late 2019 policy purchases.

Liquidity, Market Risk, and Capital Resources

Liquidity. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the FHLB, and the sale of available-for-sale securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our ALCO, under the direction of our Chief Financial Officer, is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We have not experienced any unusual pressure on our deposit balances or our liquidity position as a result of the COVID-19 pandemic. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2020.